

February 5, 2013

<u>Via E-mail</u>
Deborah Fortescue-Merrin
President, Chief Executive Officer, Chief Financial Officer and a Director
Creator Capital Limited
65 Front Street, Floor Six
Hamilton HM 12
Bermuda

> **Re:** **Creator Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 15, 2012**
> **File No. 001-14611**

Dear Ms. Fortescue-Merrin:

We issued comments to you on the above captioned filing on November 15, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 20, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director